February 16, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated February 8, 2023

JBS B.V.

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted January 31, 2023

CIK No. 001791942

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated February 8, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Draft Registration Statement on Form F-4 submitted to the Commission for confidential review on January 31, 2023 (the “Draft Registration Statement” and, as may be further amended, the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”). Amendment No. 3 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect updates and developments in the Company.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement

General

1.

We note your revised disclosure that the exchange ratio will result in each JBS S.A. shareholder receiving “substantially the same economic interest” in the total capital of JBS N.V. as it had in JBS S.A. Please further revise to clarify how each shareholder’s economic interest will differ as a result of the restructuring. Highlight any difference in the economic interests of Class A and Class B shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the explanatory note, on the prospectus cover page and on pages xii, xvi, xvii, xxii-xxiii, 13, 58, 61, 62, 63, 69, 157 and 220 of Amendment No. 3 to clarify that all JBS S.A. shareholders on the Last Trading Day will receive the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholders had in JBS S.A. on such date, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption.

The Proposed Transaction

Purpose of the Proposed Transaction, page 63

2.

We note that your revised disclosure regarding LuxCo does not appear to explain the purpose for the intermediate steps involving this Luxembourg entity. Please further revise to clarify the regulatory, tax-related, or other goals that the use of LuxCo is intended to achieve, including the consequences if the proposed transaction were structured to not include LuxCo.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 of Amendment No. 3 to explain the purpose for the intermediate steps involving LuxCo in a new subsection entitled “Why LuxCo?” under “The Proposed Transaction—Purpose of the Proposed Transaction.”

Description of Material Indebtedness, page 140

3.

We note recent media reports that indicate JBS S.A. sold $3.2 billion worth of “green bonds” linked to the company’s sustainability goals in 2021. Please revise your disclosure to describe the material terms of such indebtedness, including the nature of the sustainability goals and how you will determine whether these have been met.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140-143 and 145-146 of Amendment No. 3 in response.

Taxation, page 207

4.

We note your response to prior comment 11. However, we reissue our comment in part since the revised disclosure on page 215 appears to describe the first step of the restructuring, but not the tax consequences to the controlling shareholders. If the tax consequences of the restructuring are materially different or more favorable to the holders who will receive Class B shares, revise to clearly so state, explain the different tax treatment and underlying reasons, and indicate whether and how this tax treatment was considered in structuring the transactions that comprise the restructuring.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 220 of Amendment No. 3 in response.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

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